June 10, 2005

Symbol: OTCBB– SCNWF

FOR IMMEDIATE RELEASE

MR. ROBERT WOOLDRIDGE JOINS STREAM’S BOARD OF DIRECTORS

Stream Communications Network and Media Inc. OTC Bulletin Board: SCNWF is pleased to announce the addition of Mr. Robert Wooldridge to the Company’s Board of Directors.

Mr. Wooldridge has extensive experience in many areas of investment banking including equity fundraising and mergers and acquisitions advice with a focus on Poland and other emerging markets.  Since 2003 he has worked as a senior executive at EMG Corporate Finance Limited, a specialist investment banking operation based in London, UK and previously was a Managing Director in the Equity Capital Markets department at HSBC Investment Bank where he worked for nearly ten years.  He is a member of the Institute of Chartered Accountants of England & Wales and a graduate of Cambridge University.

About Stream

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland.  Currently the 8th largest communications company with 58,500 subscribers. Stream is one of the principal consolidators of the cable communications sector and is a leading Cable TV operator and Internet provider in the densely populated markets of Southern Poland.  Established in 2000, Stream has offices in Krakow and Vancouver.

For further information, please contact:

Mike Young, Investor Relations

tel. 604 669 2826

toll free. 1-800-704-9649

e-mail: mike.young@streamcn.com

Safe harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.